Exhibit 22.1

The following subsidiary of Hudson Pacific Properties, Inc. (“Hudson”) will be the issuer of debt securities under the indenture to be entered into among Hudson, as parent guarantor, and the subsidiary listed below.

Subsidiary Registrant	Issuer
Hudson Pacific Properties, L.P.	Issuer